UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Enlight Renewable Energy Ltd.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.1 per share
 (Title of Class of Securities)

676767908
(CUSIP Number)

December 31, 2023
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676767908	13G

1	NAME OF REPORTING PERSONS MEITAV INVESTMENT HOUSE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ⌧
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 8,703,688 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 8,703,688
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,703,688 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.77% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 117,858,184 Ordinary Shares outstanding as of December 31, 2023 (as reported on Bloomberg LP).

1	NAMES OF REPORTING PERSONS
MEITAV PROVIDENT FUNDS & PENSION LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---
	6	SHARED VOTING POWER
6,156,822 (*)
	7	SOLE DISPOSITIVE POWER
---
	8	SHARED DISPOSITIVE POWER
6,156,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,156,822 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.22% (*) (**)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 117,858,184 Ordinary Shares outstanding as of December 31, 2023 (as reported on Bloomberg LP).

Item 1. (a)	Name of Issuer: Enlight Renewable Energy Ltd.

(b)	Address of Issuer's Principal Executive Offices: 13 Amal street, Afek Industrial Park, Rosh Ha’ayin, 4809249, ISRAEL

Item 2. (a)	Name of Person Filing:

1.	MEITAV INVESTMENT HOUSE LTD.

2.	MEITAV PROVIDENT FUNDS & PENSION LTD

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the MEITAV INVESTMENT HOUSE LTDLTD. (the "Subsidiaries").   Some of the securities reported herein are held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions

(b)	Address of Principal Business Office:

MEITAV INVESTMENT HOUSE LTD. -– 30 Derekh Sheshet Ha-Yamim, Bene-Beraq, Israel

MEITAV PROVIDENT FUNDS & PENSION LTD. – 30 Derekh Sheshet Ha-Yamim, Bene-Beraq, Israel

(c)	Citizenship:

MEITAV INVESTMENT HOUSE LTD. – Israel

MEITAV PROVIDENT FUNDS & PENSION LTD. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, nominal value NIS 0.1 per share

(e)	CUSIP Number:

676767908

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of the  reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Person or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group.  In addition, the Filing Person and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Person or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement, and each of Filing Person and Subsidiaries disclaims beneficial ownership of any such Ordinary Shares.

As of December 31, 2023, the securities reported herein were held as follows:

	Ordinary Shares	Percentage of total Ordinary Shares outstanding
MEITAV MUTUAL FUNDS LTD	2,546,866	2.16%
MEITAV PROVIDENT FUNDS & PENSION LTD	6,156,822	5.22%
MEITAV PORTOLIO MANAGEMENT LTD	2,819,887	2.39%

(b)	Percent of class: See row 11 of cover page of the reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of the reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of the reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of the reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of the reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 03, 2024

MEITAV PROVIDENT FUNDS & PENSION LTD. /s/ Hagai Oren By: Hagai Oren Title: CEO

MEITAV INVESTMENT HOUSE LTD. /s/ Ilan Raviv By: Ilan Raviv Title: CEO

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of December 31, 2023.